Exhibit 1.8.(a)(2)

                        ADMINISTRATIVE SERVICES AGREEMENT
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         Liberty Life Assurance Company of Boston ("INSURER") and A I M ADVISORS, INC. ("AIM") (collectively, the "Parties") mutually agree to the arrangements set forth in this Administrative Services Agreement (the "Agreement") dated as of April 1, 1999.

         WHEREAS, AIM is the investment adviser to AIM Variable Insurance Funds, Inc. (the "Fund"); and

         WHEREAS, AIM has entered into an amended Master Administrative Services Agreement, dated May 1, 1998, with the Fund ("Master Agreement") pursuant to which it has agreed to provide, or arrange to provide, certain administrative services, including such services as may be requested by the Fund's Board of Directors from time to time; and

         WHEREAS, INSURER issues variable life insurance policies and/or variable annuity contracts (collectively, the "Contracts"); and

         WHEREAS, INSURER has entered into a participation agreement, dated April 1, 1999 ("Participation Agreement") with the Fund, pursuant to which the Fund has agreed to make shares of certain of its portfolios ("Portfolios") available for purchase by one or more of INSURER's separate accounts or divisions thereof (each, a "Separate Account"), in connection with the allocation by Contract owners of purchase payments to corresponding investment options offered under the Contracts; and

         WHEREAS, INSURER and AIM expect that the Fund, and its Portfolios, can derive substantial savings in administrative expenses by virtue of having one or more Separate Accounts of INSURER each as a single shareholder of record of Portfolio shares, rather than having numerous public shareholders of such shares; and

         WHEREAS, INSURER and AIM expect that the Fund, and its Portfolios, can derive such substantial savings because INSURER performs the administrative services listed on Schedule A hereto for the Fund in connection with the Contracts issued by INSURER; and

         WHEREAS, INSURER has no contractual or other legal obligation to perform such administrative services, other than pursuant to this Agreement and the Participation Agreement; and

         WHEREAS, INSURER desires to be compensated for providing such administrative services; and

         WHEREAS, AIM desires that the Fund benefit from the lower administrative expenses resulting from the administrative services performed by INSURER; and

         WHEREAS, AIM desires to retain the administrative services of INSURER and to compensate INSURER for providing such administrative services;

         NOW, THEREFORE, the Parties agree as follows:

             Section 1. Administrative Services; Payments Therefor.
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         (a) INSURER shall provide the administrative services set out in Schedule A hereto and made a part hereof, as the same may be amended from time to time. For such services, AIM agrees to pay to INSURER a quarterly fee ("Quarterly Fee") equal to a percentage of the average daily net assets of the Fund attributable to the Contracts issued by INSURER ("INSURER Fund Assets") at the following annual rates:

         Annual Rate                   Total Average Quarterly Net Assets for All Portfolios
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            _._ _%                     Less than $100 million

            _._ _%                     $100 million or more

         (b) AIM shall calculate the Quarterly Fee at the end of each calendar quarter and will make such payment to INSURER, without demand or notice by INSURER, within 30 days thereafter, in a manner mutually agreed upon by the Parties from time to time.

         (c) From time to time, the Parties shall review the Quarterly Fee to determine whether it exceeds or is reasonably expected to exceed the incurred and anticipated costs, over time, of INSURER. The Parties agree to negotiate in good faith a reduction to the Quarterly Fee as necessary to eliminate any such excess or as necessary to reflect a reduction in the fee paid by the Fund to AIM pursuant to the Master Agreement.

                         Section 2. Nature of Payments.
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         The Parties to this Agreement recognize and agree that AIM's payments hereunder are for administrative services only and do not constitute payment in any manner for investment advisory services or for costs of distribution of Contracts or of Portfolio shares, and are not otherwise related to investment advisory or distribution services or expenses. INSURER represents and warrants that the fees to be paid by AIM for services to be rendered by INSURER pursuant to the terms of this Agreement are to compensate the INSURER for providing administrative services to the Fund, and are not designed to reimburse or compensate INSURER for providing administrative services with respect to the Contracts or any Separate Account.

                        Section 3. Term and Termination.
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         Any Party may terminate this Agreement, without penalty, on 60 days written notice to the other Party. Unless so terminated, this Agreement shall continue in effect for so long as AIM or its successor(s) in interest, or any affiliate thereof, continues to perform in a similar capacity for the Fund, and for so long as INSURER provides the services contemplated hereunder with respect to Contracts under which values or monies are allocated to a Portfolio.

                              Section 4. Amendment.
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         This Agreement may be amended upon mutual agreement of the Parties in writing.

                               Section 5. Notices.
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         All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered

                  LIBERTY LIFE ASSURANCE
                  COMPANY OF BOSTON
                  100 Liberty Way
                  Dover, New Hampshire 03820 Facsimile:

                  Attn:  Morton E. Spitzer
                         EVP and COO Individual

                  LIBERTY LIFE ASSURANCE
                  COMPANY OF BOSTON
                  175 Berkley Street
                  Boston, Massachusetts 02117

                  Facsimile:
                  Attn: William J. O'Connell

                  A I M Advisors, Inc.
                  11 Greenway Plaza, Suite 100
                  Houston, Texas  77046
                  Facsimile: (713) 993-9185
                  Attention: Nancy L. Martin, Esquire

                            Section 6. Miscellaneous.
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         (a) Successors and Assigns. This Agreement shall be binding upon the Parties and their transferees, successors and assigns. The benefits of and the right to enforce this Agreement shall accrue to the Parties and their transferees, successors and assigns.

         (b) Assignment. Neither this Agreement nor any of the rights, obligations or liabilities of any Party hereto shall be assigned without the written consent of the other Party.

         (c) Intended Beneficiaries. Nothing in this Agreement shall be construed to give any person or entity other than the Parties, as well as the Fund, any legal or equitable claim, right or remedy. Rather, this Agreement is intended to be for the sole and exclusive benefit of the Parties, as well as the Fund.

         (d) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

         (e) Applicable Law. This Agreement shall be interpreted, construed, and enforced in accordance with the laws of the State of Delaware without reference to the conflict of law principles thereof.

         (f) Severability. If any portion of this Agreement shall be found to be invalid or unenforceable by a court or tribunal or regulatory agency of competent jurisdiction, the remainder shall not be affected thereby, but shall have the same force and effect as if the invalid or unenforceable portion had not been inserted.

         IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date of first above written.

                                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

                                    By:    /s/ John A. Tymochko
                                           ---------------------------------
                                    Title: Vice President

                                    A I M ADVISORS, INC.

                                    By:    /s/ Robert H. Graham
                                           ---------------------------------
                                    Title: President

                                                                      SCHEDULE A
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                           ADMINISTRATIVE SERVICES FOR
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                       AIM VARIABLE INSURANCE FUNDS, INC.
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         INSURER shall provide certain administrative services respecting the operations of the Fund, as set forth below. This Schedule, which may be amended from time to time as mutually agreed upon by INSURER and AIM, constitutes an integral part of the Agreement to which it is attached. Capitalized terms used herein shall, unless otherwise noted, have the same meaning as the defined terms in the Agreement to which this Schedule relates.

A.       Records of Portfolio Share Transactions; Miscellaneous Records
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         1. INSURER shall maintain master accounts with the Fund, on behalf of each Portfolio, which accounts shall bear the name of INSURER as the record owner of Portfolio shares on behalf of each Separate Account investing in the Portfolio.

         2. INSURER shall maintain a daily journal setting out the number of shares of each Portfolio purchased, redeemed or exchanged by INSURER that are attributable to Contract owners each day, as well as the net purchase or redemption orders for Portfolio shares submitted each day, to assist AIM, the Fund and/or the Fund's transfer agent in tracking and recording Portfolio share transactions, and to facilitate the computation of each Portfolio's net asset value per share. INSURER shall promptly provide AIM, the Fund, and the Fund's transfer agent with a copy of such journal entries or information appearing thereon in such format as may be reasonably requested from time to time. INSURER shall provide such other assistance to AIM, the Fund, and the Fund's transfer agent as may be necessary to cause various Portfolio share transactions effected by INSURER that are attributed to Contract owners to be properly reflected on the books and records of the Fund.

         3. In addition to the foregoing records, and without limitation, INSURER shall maintain and preserve all records as required by law to be maintained and preserved in connection with providing administrative services hereunder.

B.       Order Placement and Payment
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         1. INSURER shall determine the net amount to be transmitted to the Separate Accounts as a result of redemptions of each Portfolio's shares based on redemption requests by INSURER that are attributable to Contract owners and shall disburse or credit to the Separate Accounts all proceeds of redemptions of Portfolio shares. INSURER shall notify the Fund of the cash required to meet redemption payments.

         2. INSURER shall determine the net amount to be transmitted to the Fund as a result of purchases of Portfolio shares based on purchase payments and transfers by INSURER that are attributable to Contract owners and that are allocated to the Separate Accounts investing in each Portfolio. INSURER shall transmit net purchase payments to the Fund's custodian.

C.       Accounting Services
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         INSURER shall perform miscellaneous accounting services as may be reasonably requested from time to time by AIM, which services shall relate to the business contemplated by the Participation Agreement between INSURER and the Fund, as amended from time to time. Such services shall include, without limitation, periodic reconciliation and balancing of INSURER's books and records with those of the Fund with respect to such matters as cash accounts, Portfolio share purchase and redemption orders placed with the Fund, dividend and distribution payments by the Fund, and such other accounting matters that may arise from time to time in connection with the operations of the Fund as related to the business contemplated by the Participation Agreement.

D.       Reports
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         INSURER acknowledges that AIM may, from time to time, be called upon by the Fund's Board of Directors ("Board"), to provide various types of information pertaining to the operations of the Fund and related matters, and that AIM also may, from time to time, decide to provide such information to the Board in its own discretion. Accordingly, INSURER agrees to provide AIM with such assistance as AIM may reasonably request so that AIM can report such information to the Fund's Board in a timely manner. INSURER acknowledges that such information and assistance shall be in addition to the information and assistance required of INSURER pursuant to the Fund's mixed and shared funding SEC exemptive order,